Filed by Arris Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace plc

Date: July 15, 2015

To: ARRIS employees

From: Vicki Brewster

Understanding how reincorporation will affect ARRIS shareholders upon close of the Pace acquisition

As previously communicated, once the acquisition of Pace is approved and closed, ARRIS will become a new entity incorporated in the United Kingdom and operate globally under the ARRIS brand name. This will put “New ARRIS”* in an even stronger, more flexible financial position.

All ARRIS shareholders who own stock on the date of the closing need to understand how the reincorporation of ARRIS in the UK affects them. The following information has been prepared specifically for ARRIS employees about the changes you can expect and how you can best prepare. It is intended as a high-level overview and may or may not address your specific situation.

We understand this is complicated and that you will have questions. ARRIS HR and ARRIS Legal will host two webinars to discuss your employee stock questions related to the Pace transaction. For now, review this information, and share it with your tax advisor.

Download the Fact Sheet [link], which features:

•    Transaction summary

•    Frequently asked questions

Download instructions for viewing unrealized gain/loss information in Wells Fargo [link] and AST [link].

Attend a webinar to learn more. Click below to register.

•    Mon., 3 Aug, 1:30 pm ET

•    Thurs., 3 Sep, 9:30 am ET

The sessions will be recorded for replay.

Submit your questions for the webinar in advance.

Transaction summary

Once all necessary approvals are obtained and the acquisition officially closes, all outstanding shares of ARRIS stock (whether held by employees or non-employees) will be converted into shares of New ARRIS on a one-for-one basis. This is a required step as ARRIS establishes itself as a UK company.

As each person’s tax obligation is unique, consulting a personal tax advisor is strongly recommended, as ARRIS cannot provide personal tax advice.

We continue to research the impacts to shareholders in all countries, and as we have this information, we will share with employees. The following information pertains primarily to US employees, and country-specific information can be found in the Fact Sheet [link] (France, Spain, Australia, Taiwan, and UAE information to follow).

In the US, based on US tax laws, the conversion of the shares will be a taxable event for U.S. tax filing citizens. This means that, to the extent there is gain, US shareholders (and possibly shareholders elsewhere) will be taxed as if they had sold their shares – even though the shareholder retains the shares and does not receive any cash.

•	This tax does not apply to unvested restricted shares or shares held in a 401(k), as those will simply convert to New ARRIS shares and will continue under the current vesting schedule.

•	The tax will be based upon the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your cost to acquire them or the value of the shares at the time that you acquired them (your “cost basis,” for tax purposes).

•	Shareholders who have acquired shares over a period of time will have more than one cost basis – each associated with a unique number of shares. The total tax due will be an aggregate of cost basis multiplied by each respective number of shares subtracted from the “closing value.”

•	The tax obligation will be capital gains and will be either a long-term capital gain or short-term capital gain, depending on the length of time the shares are held.

•	If, at the time of the closing of the acquisition, the shares have been held for more than one year, the gain will generally be a long-term capital gain.

•	If the stock has gone down in value since you acquired it, a loss will not be recognized for tax purposes, and your current cost basis will not change.

US Example (numbers are not factual)
Date purchased or when restricted stock units vested	# of shares	Cost Basis per share at original purchase or vesting	Price at time of exchange to New ARRIS shares	Long Term Capital gain	Short Term Capital gain*
3/13/2009	50	$15	$33	$900.00
3/25/2012	175	$22	$33	$1,925.00
5/5/2013	60	$35	$33	$0.00
9/1/2015	35	$32	$33		$35

				$2,825.00	$35	Total amount to be taxed

* held for a year or less				15%	35%	Tax rate (Fed, State, SS, Med)**
** you need to apply your own personal tax rate				$423.75	$12

After the share conversion, each New ARRIS share will have a cost basis equal to either:

•	If ARRIS stock has appreciated and gain is recognized, the cost basis of each New ARRIS share should be equal to the closing value. This is appropriate because taxes already will have been incurred relative to the original cost basis.

•	If there is no gain recognized, a New ARRIS share will have the same cost basis as the ARRIS share before the conversion.

For example:

ARRIS Stock		New ARRIS Stock
Original Cost Basis	Price at Closing	Cost Basis
$20	$33	$33	(the value between $ 20 and $ 33 will be taxed at time of Close)
$35	$33	$35

Generally, the proceeds you will be deemed to have received based upon the closing value will be reported on a Form 1099 issued by the broker or bank that holds your shares or by ARRIS’s stock transfer agent if you hold the actual certificates. For most people, the tax will be payable at the time they file their taxes after the close of the year, although some individuals with more complex tax situations may need to take any gain into account when they make quarterly payments of estimated tax.

Realizing that paying this tax is likely to require a cash outlay by ARRIS employees, the Company expects to arrange for our corporate equity plan broker, the Karp Executive Wealth Management Group/Wells Fargo (hereby referred to as “the Karp Group, Wells Fargo”) to provide a designated, one-time opportunity to sell shares to pay those taxes without a sales commission (certain limitations may apply). More information will be provided for those with an account with the Karp Group, Wells Fargo.

ARRIS is also exploring a similar sales commission arrangement with AST in regard to shares under ARRIS’s Employee Stock Purchase Plan (ESPP). However, outside of these special arrangements with our Company’s vendors, ARRIS will not process or pay taxes due by employees for the value realized from the increase in share price, nor will you receive a tax statement from Wells Fargo or AST. It is the employee’s responsibility to report and pay to appropriate tax authorities. In addition, sales commission costs for shares sold by outside brokers will be the employee’s responsibility.

Recommended next steps

1.	Download and print the Fact Sheet [link], which features a transaction summary and frequently asked questions. Share the Fact Sheet with your tax advisor.

2.	Download instructions for obtaining unrealized gain/loss information in Wells Fargo [link] and AST [link].

3.	Register for one of the webinars below, and please submit your questions for the webinar in advance. To manage the webinar most effectively, we will take advance questions only and prioritize them to benefit the majority of employees. The sessions will be recorded for replay.

•	Mon., 3 August 1:30 pm ET

•	Thurs., 3 Sep, 9:30 am ET

This is just the start of a series of updates for ARRIS employees worldwide. As we receive information, we will share it with you so you can be prepared.

Again, these changes require every employee to understand how it impacts you individually. Thank you for your focus and attention.

Vicki

*For purposes of this communication, “New ARRIS” is used to refer to the Company once the acquisition of Pace is approved and closed. It is not the name of the new company. After the close of the acquisition, ARRIS will operate globally under the ARRIS brand name.

No Offer or Solicitation

This communication is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS has filed with the SEC a preliminary registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement. The Form S-4/Proxy Statement is not complete and will be further amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY FORM S-4/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN

THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties may also obtain, without charge, a copy of the Preliminary Form S-4/Proxy Statement and other relevant documents by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Preliminary Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Preliminary Form S-4/Proxy Statement. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

[Graphic included of screen shot from hyper-link for how to obtain cost basis & unrealized gain/loss information from Wells Fargo]

[Graphic included of screen shot from hyper-link for how to obtain cost basis & unrealized gain/loss information from AST]

FACT SHEET

UNDERSTANDING HOW REINCORPORATION WILL AFFECT ARRIS SHAREHOLDERS UPON CLOSE OF THE PACE ACQUISITION

This information is intended to help ARRIS employees understand how the reincorporation of ARRIS in the UK, which will occur once the ARRIS acquisition of Pace is approved and closed, affects them. The following information has been prepared for ARRIS employees who own stock on the date of closing about the changes you can expect and how you can best prepare.

This information is intended as a high-level overview and not intended as specific instructions for any personal situation. As each person’s tax obligation is unique, consulting a personal tax advisor is strongly recommended, as ARRIS cannot provide personal tax advice.

The following information pertains primarily to US employees, and country-specific information can be found below in the Appendix (France, Spain, Australia, Taiwan, and UAE information to follow).

TRANSACTION SUMMARY

1.	Once the ARRIS acquisition of Pace is approved and closed, ARRIS will combine with a new entity incorporated in the United Kingdom.

2.	All existing/vested shares of ARRIS stock (ARRS) will be converted into shares of “New ARRIS*” stock on a one-for-one basis, upon the close of the acquisition.

3.	This transaction creates a taxable event in most countries for ARRIS shareholders who own stock on the date of the closing. A simple way to think about it is: When the acquisition closes, in effect you “sell” existing ARRIS shares, pay the capital gains taxes, and “repurchase” shares of New ARRIS to set a new cost basis (although the “sale” and “repurchase” is done automatically by your broker).

4.	The taxable event does not apply to unvested shares or shares held in the ARRIS 401(k) plan.

5.	All ARRIS shareholders – employees and non-employees – will be impacted by this transaction at the close of the Pace acquisition.

6.	For most taxpayers, the tax due as a result of this transaction will be payable at the time they file their taxes after the close of the year. Individuals with complex tax situations may need to take any taxable gain created by this transaction into account when they make quarterly payments of estimated tax.

7.	All ARRIS shareholders must obey the laws of their own country regarding taxation of their shares when the transaction occurs. Some countries outside the US may not have the same rules. It’s your responsibility as an ARRIS shareholder to understand your country’s rules and obligations with regard to trading stock. Any tax due will not be processed through ARRIS Payroll nor will you receive a tax statement from Wells Fargo or AST. It is the employee’s responsibility to report and pay to appropriate tax authorities.

July 2015

FREQUENTLY ASKED QUESTIONS

1.	Why does this acquisition result in a taxable event for shareholders when it didn’t for past acquisitions?

In considering this acquisition, we determined it would be best for our shareholders and thereby for employees as well, to “reincorporate” ARRIS in the UK. This will put “New ARRIS” in an even stronger, more flexible financial position. That reincorporation cannot be done on a tax-free basis. Prior acquisitions have not resulted in such a reincorporation.

2.	How does the “taxable event” impact employees outside the US?

Each country has different tax rules for its residents. Non-US employees generally are not expected to have to pay any US taxes in connection with this change. They may, however, have to pay taxes in their local country. We expect to be able to provide additional information on this topic later; but, ultimately, each employee is going to have to rely on his or her tax advisor.

3.	What happens to my unvested shares of ARRIS stock?

The taxable event does not apply to unvested shares as of the closing date of the acquisition or shares held in the ARRIS 401(k) plan.

4.	Where (which stock exchange) will shares for “New ARRIS” be traded?

We expect the shares to be traded on the NASDAQ stock market, just as ARRIS shares are today.

5.	What will the new stock ticker be?

Although we have not yet confirmed it with NASDAQ, since the conversion is going to be on a one-for-one basis, we expect to be able to keep our “ARRS” trading symbol.

6.	As a UK-based corporation, will ARRIS still be subject to US securities regulations, such as annual proxy filings, etc.?

Yes, ARRIS will continue to be subject to US securities regulations.

7.	Will ARRIS still offer the Employee Stock Purchase Plan (ESPP)? At what discount?

Currently, we do not expect to make any significant changes to our ESPP; however, some processes are different for UK companies, so some changes may be required.

8.	I am currently enrolled in the ARRIS Employee Stock Purchase Plan (ESPP) – how will the ESPP be impacted?

It will depend on the timing of the close of the transaction. If the purchase period ends before the close, the shares will be distributed. Just like other shares you own, they will be subject to capital gains tax.

9.	Will ARRIS still offer equity as a reward for performance and contribution?

ARRIS has always believed in rewarding top performers in eligible, key positions with shares of its stock. UK law permits this as well, and we expect to continue this practice. There may be some minor changes to the process, but we do not expect anything significant.

10.	What will happen to my restricted stock that has vested in previous years that I haven’t moved into a personal account?

When you don’t have an account set up at Wells Fargo and you haven’t provided specific instructions to the Karp Group for transferring your personal shares that have vested, the Karp Group keeps those shares in one holding account for all ARRIS employees in this same situation.

July 2015

If you have shares from vested restricted stock that you have not moved to a broker and are currently in our holding account with the Karp Group, you will want to either set up a brokerage account at Wells Fargo or move those shares to another broker (by reaching out to the Karp Group and providing specific instructions). Shares in the general holding account that are not moved out over the next couple of months will automatically transfer to the ARRIS Transfer Agent.

11.	Will my ARRIS shares held within my ARRIS 401(k) account be taxed?

No, ARRIS shares/units held within the ARRIS 401(k) will not be subject to capital gains tax as a result of the transaction.

12.	If my cost basis is higher than the price of the stock at the time of close, do I get to take a “loss” on my personal taxes?

No, if your cost basis turns out to be higher than the closing value of the stock, your one-for-one exchange will just carry over with the existing, higher cost basis.

13.	How can I get more information or find answers to additional questions?

ARRIS HR will host two webinars to answer questions and provide any additional information discovered by that point. Register for one of the webinars below and please submit your questions for the webinar in advance. To manage the webinar most effectively, we will take advance questions only and prioritize them to benefit the majority of employees. The sessions will be recorded for replay.

•	Mon., 3 August, 1:30 pm ET

•	Thur., 3 Sep, 9:30 am ET

If you have something that needs immediate attention, you may direct your query to HR1Stop at HR@arris.com.

14.	How do I get started?

Begin by obtaining your cost basis and your current unrealized gain. Refer to the materials previously sent by AST and/or Wells Fargo that indicate your cost basis or consult the online resources provided by your broker. (See instructions to find cost basis for shares that are still at Wells Fargo [link] and/or AST [link].)

If your shares are held at Wells Fargo, you can log in to your account via the Wells Fargo Advisors website at https://www.wellsfargoadvisors.com/online-access/signon.htm. (Unrealized gain information is also available in your printed Wells Fargo Advisors statement under “portfolio details”; however, if you are holding more than six cost basis lots, you will need to access the information via the website.) You may also get assistance with online access (setting up an access code, etc.) from Wells Fargo at (877) 879-2495. See Wells Fargo instructions [link] to obtain your unrealized gains via Wells Fargo Advisors online. If you require further assistance, please call the Karp Group at (888) 856-4220 or (212) 205-2876.

If you have ESPP shares still held at AST, you can login to your account via the AST website at http://www.astepsdiv.com/. Select Login > Participant Access. See AST instructions [link] to obtain the cost basis for each ESPP transaction. If you do not have online access or require further assistance, please call AST at (866) 709-7704 or (718) 921-8348.

July 2015

APPENDIX: COUNTRY-SPECIFIC INFORMATION

Please note: This list is not complete; Additional country information will be added as it’s received.

The following country-specific disclosures are intended to provide general information concerning the tax consequences of the conversion of ARRIS stock into New ARRIS stock. This summary is based on the tax and other laws in effect as of June 2015. It is general in nature and does not discuss all of the tax or other legal consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of employee shareholders.

Further, if you are a citizen or resident of another country other than then one in which you are currently working (or are considered as such for local law purposes), the information herein may not be applicable to you.

Finally, please note that tax laws change frequently and, occasionally, on a retroactive basis. As such, the information contained in this summary may be out-of-date as of the effective date of the conversion. Accordingly, you are strongly encouraged to consult with your personal legal counsel, accountant, financial and/or tax advisor(s) regarding the tax consequences of the conversion. Any tax due will not be processed through ARRIS Payroll nor will you receive a tax statement from Wells Fargo or AST. It is the employee’s responsibility to report and pay to appropriate tax authorities.

Argentina: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Belgium: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

Brazil: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Canada: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

Chile: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

July 2015

China: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Colombia: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

Ecuador: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Germany: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Guatemala: You likely will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares likely is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

Honduras: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

Hong Kong: Assuming you hold the ARRIS stock as a capital asset, you will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

India: At the time of the conversion of the ARRIS stock into New ARRIS stock, you may be subject to tax. This means that, to the extent there is a gain, you may be taxed as if you sold your shares. The tax may be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares should be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis should now equal the closing value of the shares.

Ireland: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

July 2015

Israel:

The conversion of ARRIS stock into New ARRIS stock, will likely be considered as a tax event and be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares immediately prior to the closing over your original cost to acquire them.

ARRIS has approached the Israel Tax Authority to obtain a tax ruling confirming that the exchange will not be a taxable event and no tax will be due until the sale of New ARRIS stock. ARRIS expects to provide additional information on this topic later.

Italy: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Japan: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Korea: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Mexico: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Netherlands: Provided you hold less than 5% of ARRIS, you will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

New Zealand: The tax consequences of the conversion will depend on whether the Foreign Investment Fund (“FIF”) tax rules apply to your ARRIS shares. The conversion of the ARRIS stock into New ARRIS stock will likely be viewed as a disposal of your ARRIS stock for consideration equal to the value of the New ARRIS stock at acquisition. You should consult your personal tax advisor to determine whether the conversion will impact the calculation of your income tax for the current year.

Peru: At the time of the conversion of the ARRIS stock into New ARRIS stock, you likely will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will

July 2015

be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Poland: At the time of the conversion of the ARRIS stock into New ARRIS stock, you likely will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Portugal: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Russia: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

Singapore: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock (assuming you are not in the business of buying and selling securities). In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

Sweden: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

Turkey: At the time of the conversion of the ARRIS stock into New ARRIS stock, you will be subject to tax. This means that, to the extent there is a gain, you will be taxed as if you sold your shares. The tax will be based on the excess of the value of the shares that you own immediately prior to the closing (the “closing value”) over your original cost to acquire them. The cost basis of the shares will be adjusted for purposes of determining any capital gain or loss upon the subsequent actual sale of the shares. That is, your cost basis will now equal the closing value of the shares.

United Kingdom: You will not be subject to tax on the conversion of the ARRIS stock into New ARRIS stock. In addition, because the sale of shares is not a taxable event in your country, the impact of the conversion on the cost basis of your shares is irrelevant.

*	For purposes of this communication, “New ARRIS” is used to refer to the Company once the acquisition of Pace is approved and closed. It is not the name of the new company. After the close of the acquisition, ARRIS will operate globally under the ARRIS brand name.

July 2015

No Offer or Solicitation

This communication is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS has filed with the SEC a preliminary registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement. The Form S-4/Proxy Statement is not complete and will be further amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY FORM S-4/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties may also obtain, without charge, a copy of the Preliminary Form S-4/Proxy Statement and other relevant documents by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Preliminary Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Preliminary Form S-4/Proxy Statement. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

July 2015

[Graphic included of screen shot from hyper-link for how to obtain cost basis & unrealized gain/loss information from Wells Fargo]

[Graphic included of screen shot from hyper-link for how to obtain cost basis & unrealized gain/loss information from AST]

July 2015